UNITED STATES	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER 1-13627
CUSIP NUMBER
NOTIFICATION OF LATE FILING	G04074103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
	For the Transition Period Ended:		December 31, 2006

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

APEX SILVER MINES LIMITED
Full Name of Registrant

Former Name if Applicable
Walker House
Mary Street
Address of Principal Executive Office (Street and Number)
George Town, Grand Cayman
Cayman Islands, British West Indies
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

Fair Value of Derivative Liability

Apex Silver Mines Limited (the “Company”) was required pursuant to its $225 million San Cristobal project finance facility to provide price protection for (effectively selling forward) a portion of its planned production from San Cristobal.  In 2005, the Company entered into silver, zinc and lead derivatives including primarily forward sales, but also puts and calls, to comply with this requirement.  Pursuant to Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS No. 133”), the Company records the derivatives at their fair value on its balance sheet and records the change in fair value to current earnings at the end of each reporting period.

The Company’s derivatives mature or expire on various dates over an approximate six-year period commencing in July 2007.  Many of the derivatives mature or expire beyond the periods covered by the major commodities price indices such as LME or COMEX, or expire in future periods covered by those indices with respect to which only limited trading activity has occurred.  In instances where only limited market activity exists, the Company has historically used price projections to estimate a forward price curve provided by an independent third party employing statistical analysis and models to calculate the fair value of its derivatives.  As silver, zinc and lead prices have continued to increase since the derivatives were entered into, the disparity has increased between the fair values used by the Company for its long dated derivatives and the market information reflected in the commodities prices indices and quoted prices from other trading institutions related to long dated metals derivatives.  Inclusion of this available market information to estimate the forward price curve would have resulted in substantially higher fair market values than those used by the Company to determine the estimated fair value of its open derivative positions.

After reviewing this information in detail, the Company has concluded that the additional market information is a more reliable indicator of fair value than the independent third party price projections previously used, and that the Company has understated its derivative liability commencing with the quarter ended September 30, 2005.  The Company estimates that the cumulative understatement of the derivative liability is approximately $300 million as of September 30, 2006.  Additionally, correcting the valuation of the derivatives will impact the gain on the sale of a 35% interest in the subsidiary that owns the San Cristobal project recognized in the quarter ended September 30, 2006.  As a result, the Company has concluded that the financial statements for the following periods should no longer be relied on and plans to file amended financial statements for these periods:  the quarter ended September 30, 2005, the year ended December 31, 2005 and the first three quarters of 2006. The Company is in the process of evaluating the impact this restatement will have on these prior periods financial statements and while the amounts are not yet known the Company expects that the adjustments to these financial statements will be material. The Company has discussed these matters with its independent registered public accountants. The Company is also evaluating the effect this restatement will have on management’s assessment of internal control over financial reporting as of December 31, 2006 which may result in a conclusion that a material weakness existed and that internal control over financial reporting was ineffective as of December 31, 2006.

This change will likely result in increased volatility in the Company’s earnings during the next three years, representing the period over which most of the derivatives mature or expire. The Company intends that these derivatives will be settled with revenues from San Cristobal mine production over the six year period commencing in July 2007.  Therefore, the cash effect of settling these hedges would be realized as lower revenue over that six year period and the ultimate losses or gains from these derivatives would be determined based upon market prices at the time of settlement.

Debt Covenant Compliance

In addition, the Company is currently assessing whether it will be required to reflect as a current liability on its December 31, 2006 balance sheet the outstanding principal and interest under the Company’s $225 million San Cristobal project finance facility and the estimated cost of settlement of the derivative positions required by the project finance facility, due to potential noncompliance with certain covenants of the project finance facility.

Covenants related to the project finance facility require that the Company and certain of its subsidiaries maintain certain security interests, financial ratios after completion, insurance coverage, minimum sales contracts and metals price protection contracts as well as other requirements. At December 31, 2006, the Company may have been in violation of certain covenants related to the method and timeliness of the delivery of certain reports and the addition of certain provisions to the Company’s local insurance policies.  The Company believes that these possible covenant violations have been cured, and is in the process of requesting confirmation from its lenders, which the Company believes it will obtain, that any covenant violations that may have resulted from these events have been cured and that any possible covenant violations or related defaults resulting from these events have been waived.  In addition, the Company is analyzing whether the restatement referenced above may require covenant waivers from its lenders.  Failure to comply with, to cure failures to comply with, or to obtain waivers of project finance facility covenants within specified time frames could result in a default that would permit acceleration of all obligations pursuant to the project finance facility, including repayment of the outstanding principal amount and settlement of the derivatives.  If such a demand were to be successful, the Company currently has insufficient cash and investments to pay in full its share of the loan and hedge liability.  Additionally, although the Company believes it would be able to secure additional financing to satisfy these liabilities or defer payment of these obligations, there can be no assurance that it would be able to do so on acceptable terms or at all.  The inability to obtain waivers of potential covenant violations could cause the Company to receive an opinion from its independent auditors that would include an explanatory going concern paragraph.

Because the Company will require additional time to address these issues, the Company was unable to complete its financial statements and Annual Report on Form 10-K for the fiscal year ended December 31, 2006 prior to the prescribed deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Gerald Malys	(303)	839-5060
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss for the year ended December 31, 2006 that is significantly greater than the loss reported for the year ended December 31, 2005.  The increase in its net loss for the year ended December 31, 2006 is due primarily to the Company’s share of a non-cash mark-to-market loss, preliminarily estimated at $670 million, related to its open metals derivative positions as discussed above and a $42.7 million realized loss on the settlement of its discretionary metals derivative positions during the year.  The loss for the year ended December 31, 2005 was primarily related to a non-cash mark-to-market loss of $56.4 million related to its open metals derivative positions.  The non-cash mark to market losses are related to certain silver, zinc and lead derivative transactions the Company entered into in order to satisfy a requirement of the San Cristobal project finance facility entered into in December 2005.  While the recent increases in the spot and forward prices for silver, zinc and lead resulted in the non-cash mark-to-market loss for the year, it did not have an impact on the Company’s cash flows or cash and investments position for the period.

Apex Silver Mines Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	Date: March 2, 2007	By	/s/ Gerald J. Malys
		Name:	Gerald J. Malys
		Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).